UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
Commission File Number: 001-35530
BROOKFIELD RENEWABLE
PARTNERS L.P.
(Translation of registrant's name into English)
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73 Front Street, 5th Floor
Hamilton HM 12
Bermuda
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
The information contained in Exhibits 99.2 and 99.3 of this Form 6-K is incorporated by reference into (i) the registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2024 (File Nos. 333-277987, 333-277987-01, 333-277987-02, 333-277987-03, 333-277987-04 and 333-277987-05), (ii) the registrant’s registration statement on Form F-3 that was declared effective by the SEC on December 20, 2024 (File No. 333-282962), (iii) the registrant's registration statement on Form S-8 that became effective with the SEC on February 14, 2025 (File No. 333-284930), and (iv) the registrant's registration statement on Form F-3 that was declared effective by the SEC on April 2, 2025 (File No. 333-278523-01).

EXHIBIT LIST

Exhibit

99.1	Q3 2025 Interim Report

99.2	Interim Consolidated Financial Statements and Notes as at September 30, 2025 and December 31, 2024 and for the Three and Nine Months Ended September 30, 2025 and 2024

99.3	Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2025 and 2024

99.4	Form 52-109F2 – Certification of Interim Filings – CEO

99.5	Form 52-109F2 – Certification of Interim Filings – CFO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

Date: November 5, 2025	By:	/s/ James Bodi
Name: James Bodi Title: President